Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 3 to the Registration Statement of Barington/Hilco Acquisition Corp. (the “Company”) on Form S-1, File No. 333-200180, of our report dated November 13, 2014, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Barington/Hilco Acquisition Corp. as of October 22, 2014 and for the period from July 24, 2014 (inception) through October 22, 2014, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 26, 2015